

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

April 29, 2013

<u>Via U.S. mail</u>
Joey Parsi
Chief Executive Officer
Giggles N Hugs, Inc.
10250 Santa Monica Boulevard, Suite 155
Los Angeles, California 90067

      **Re:    Giggles N Hugs, Inc.**
              **Item 4.02 Form 8-K**
              **Filed March 20, 2013**
              **File No.  000-53948**

Dear Mr. Parsi:

      We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Heather Clark

                                Heather Clark
                                Staff Accountant